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                              July 11, 2022

       Paul Edgecliffe-Johnson
       Chief Financial Officer
       InterContinental Hotels Group PLC
       Broadwater Park
       Denham, Buckinghamshire UB9 5HR

                                                        Re: InterContinental
Hotels Group PLC
                                                            Form 20-F for
fiscal year ended December 31, 2021
                                                            Filed March 3, 2022
                                                            File No. 001-10409

       Dear Mr. Edgecliffe-Johnson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for fiscal year ended December 31, 2021

       Strategic Report
       Group Cash Flow Summary, page 58

   1. We note the non-IFRS financial measures of Adjusted EBITDA and Adjusted Free Cash
                                                        Flow as part of your
group cash flow summary appear to be intended as liquidity
                                                        measures, yet appear to
comingle performance and liquidity measures given the
                                                        reconciliation
commences with Operating profit from reportable segments. If your intention is to present
liquidity-based measures, please reconcile such measures from the most directly
comparable measure of Cash flow from operations calculated in accordance with IFRS as issued by
the IASB.
       Performance, page 62

   2. It appears that your presentation of Total Gross Revenue in IHG's System is akin to a billings metric for
total sales generated across the IHG Group portfolio, given that you
 Paul Edgecliffe-Johnson
InterContinental Hotels Group PLC
July 11, 2022
Page 2
         disclose it is not revenue wholly attributable to IHG as it is mainly derived from hotels owned by third parties. Please tell us how you considered Item 10(e) of Regulation S-K,
         as well as the Commission's Guidance on Management   s Discussion and
Analysis of
         Financial Condition and Results of Operations within Release No. 33-10751 in regards to your Total gross revenue amount, and consider renaming your measure to a billings or similarly titled amount so as not to be confused with revenue you record. Further, we note that elsewhere in the filing you refer to "a reconciliation of total gross revenue to owned, leased and managed revenue as recorded in the Group Financial Statements [that] can be found on page 60." The table on page 60 is not a reconciliation, but rather a disaggregation of the components of Total gross revenue. Please advise.
Additional Information
Adjusted EBITDA Reconciliation, page 223

3. We note your Adjusted EBITDA reconciliation begins with Operating profit/(loss).
         Please revise to reconcile this non-IFRS financial measure to the most directly comparable measure calculated in accordance with IFRS as issued by the IASB, which would be
         Profit/(loss) for the year from continuing operations. Refer to Question 103.02 of the
         Division's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Rakip at (202) 551-3573 or Kristina Marrone at (202) 551-
3429 with any questions.



FirstName LastNamePaul Edgecliffe-Johnson                      Sincerely,
Comapany NameInterContinental Hotels Group PLC
                                                               Division of
Corporation Finance
July 11, 2022 Page 2                                           Office of Real
Estate & Construction
FirstName LastName